Exhibit 99.1

SciSparc: NeuroThera Labs- Clearmind Medicine Collaboration Leads to Patent Application for Depression Therapy

TEL AVIV, Israel, March 16, 2026 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), today announced that NeuroThera Labs Inc. (TSXV: NTLX) (“NeuroThera”), a clinical-stage pharmaceutical company focused on developing novel treatments for central nervous system (CNS) disorders, in which SciSparc holds a controlling interest of approximately 75%, has reported that pursuant to NeuroThera’s ongoing collaboration with Clearmind Medicine Inc. (“Clearmind”), a patent application has been filed by Clearmind with the Intellectual Property Department  in Hong Kong, China, for a innovative combination therapy designed to treat major depressive disorder (MDD).

This innovative treatment combines Clearmind’s proprietary 5-methoxy-2-aminoindane (MEAI) with Palmitoylethanolamide (PEA) sourced by NeuroThera.

The patent filing underscores the promise of this MEAI-PEA synergy as a non-hallucinogenic neuroplastogen option for combating depression, a condition affecting more than 332 million people globally, according to the World Health Organization article titled “Depressive Disorder (Depression)”, published in August 2025 Given the anticipated mechanism of action, this therapy could provide a more accessible, safer, and affordable alternative to existing antidepressants, including Selective Serotonin Reuptake Inhibitors (SSRIs) and other conventional options.

About SciSparc Ltd. (Nasdaq: SPRC):

The Company, through its majority-owned subsidiary NeuroThera Labs Inc., engages in clinical-stage pharmaceutical developments. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company, together with its majority-owned subsidiary NeuroThera Labs Inc., are currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette syndrome, for the treatment of Alzheimer’s disease and agitation; and SCI- 210 for the treatment of ASD and status epilepticus. The Company, through NeuroThera Labs Inc., also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seed oil-based products on the Amazon.com Marketplace.

About NeuroThera Labs Inc.

NeuroThera Labs Inc. is a clinical-stage pharmaceutical company focused on developing novel therapeutics for central nervous system disorders and other underserved health conditions through collaborations and innovative combinations.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc uses forward-looking statements when it discusses the potential benefits and advantages from the therapy under the patent, and that therapy could provide a more accessible, safer, and affordable alternative to existing antidepressants, including SSRIs and other conventional options. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F, as amended, filed with the SEC on April 24, 2025, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com
Tel: +972-3-6167055